PLASTEC TECHNOLOGIES, LTD.

Unit 01, 21/F, Aitken Vanson Centre

61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

July 26, 2013

VIA EDGAR

Ms. Pamela A. Long

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

RE:	Plastec Technologies, Ltd. (the "Company")

Registration Statement on Form F-1

(File No. 333-185212) ( the "Registration Statement")

Dear Ms. Long:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. on Monday, July 29, 2013, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Ho Leung Ning
Ho Leung NING, Chief Financial Officer